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                              September 12, 2023

       Joseph La Rosa
       Chief Executive Officer
       La Rosa Holdings Corp.
       1420 Celebration Blvd.
       2nd Floor
       Celebration, FL 34747

                                                        Re: La Rosa Holdings
Corp.
                                                            Amendment No. 12 to
Registration Statement on Form S-1
                                                            Filed September 1,
2023
                                                            File No. 333-264372

       Dear Joseph La Rosa:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 12 to Registration Statement on Form S-1

       Part II. Information not Required in Prospectus
       Item 16. Exhibits and Financial Statement Schedules, page II-6

   1. We note that, with respect to the exercise of the representatives warrants, you have assumed that there will
be a sufficient number of shares at the time of the exercise. Please remove this assumption,
as it goes to a material fact underlying the opinion. Please see
                                                        Staff Legal Bulletin
19, Section II.B.3.a.
 Joseph La Rosa
La Rosa Holdings Corp.
September 12, 2023
Page 2

       You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                         Sincerely,
FirstName LastNameJoseph La Rosa
                                                         Division of
Corporation Finance
Comapany NameLa Rosa Holdings Corp.
                                                         Office of Real Estate
& Construction
September 12, 2023 Page 2
cc:       Ross David Carmel, Esq.
FirstName LastName